

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

Tyrone Johnson
Chief Executive Officer
Select Interior Concepts, Inc.
4900 East Hunter Avenue
Anaheim, California 92807

Re: Select Interior Concepts, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 1, 2018
CIK No. 0001723866

Dear Mr. Johnson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide updated financial information in accordance with Rule 3-12 of Regulation S-X.

2.   Please ensure you provide required exhibits, including a letter from your former auditor regarding the change in auditor disclosures and currently dated accountants' consents.

Summary
Our Company, page 1

3.   We note you disclose pro forma net revenue, pro forma consolidated net loss and pro forma Adjusted EBITDA. We also note, on a reported basis, you disclose and discuss net revenue and Adjusted EBITDA. Please expand your disclosures here and on page 82 to also disclose and discuss your reported net loss, the most directly comparable GAAP measure, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of

Regulation S-K.

Summary Historical and Pro Form Consolidated Financial Information
Other Operating and Financial Information, page 16

4.   It appears you present a non-GAAP measure you identify as "Operating income less other expenses".   We are unable to locate a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K or an explanation of how you use this measure.   In addition, it does not appear you adequately disclose the reasons why the non-GAAP measures you present are useful to investors.   Please refer to the requirements of Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure you present and modify your disclosures accordingly here and on page 60.

5.   In regard to your non-GAAP measure, adjusted EBITDA, please address the following:

   - We note numerous disclosures that indicate adjustments relate to "non-recurring costs"; however, we note similar adjustments are presented in each period presented. To the extent adjustments impact several periods, do not refer to them as "non-recurring costs";

   - In regard to adjustment (a), describe the specific nature of the consulting fees to Thrive, explain why you do not believe they are not part of the cost structure required to operate the business, and reconcile these adjustments with the related party costs disclosed in note 15;

   - In regard to adjustments (b) and (c), describe and quantify the specific costs being added back, disclose where the costs are recorded in the historical financial statements, and reconcile these adjustments with disclosures in MD&A.

6.   Please present historical and pro forma loss per share disclosures for the year ended December 31, 2017 here and on page 60.

7.   Due to the fact that the acquisition of Pental is reflected in your historical balance sheet as of December 31, 2017, it is not clear why you provide pro forma selected balance sheet information here and on page 60. Please clarify or modify your disclosures accordingly.

Narrative to Summary Compensation Table, page 106

8.   We note your revised disclosure in response to comments 4, 5, and 6 of our letter dated February 27, 2018. Please further revise your disclosure to provide more detail with regard to the Board's use of internal financial targets for the company and individuals when awarding various elements of compensation. Please disclose such targets and how the Board determined the level of award associated with each target. Please disclose

whether the Board benchmarks executive compensation against a peer group, and if so, the members of such group.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill, page F-12

9.   We note goodwill represents a substantial element of you Balance Sheet and your accounting policy states the results of your impairment testing indicate the fair value of your reporting units is not less than their carrying amount.   Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values substantially exceed the reporting units carrying values.   Otherwise, please disclose the percentage by which each reporting units' fair value exceeds its carrying value here or under Critical Accounting Policies in MD&A.   If you performed a qualitative assessment, please clarify that fact.

Note 7. Goodwill and Intangible Assets, page F-26

10.   Please disclose goodwill by reportable segment as required by ASC 350-20-50-1.   Please also consider disclosing customer relationships and intangible assets by reportable segment here or in note 16.

Note 12. Stock Compensation, page F-37

11.   We note your various share-based payment arrangements disclosed in your financial statement footnote.   Please expand your disclosures, where relevant, to provide the disclosures contemplated under ASC 718-10-50-2(f)(1-2).

Note 13. Provision for Income Taxes, page F-40

12.   Please more fully explain how you determined realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18.

Note 16. Segment Information, page F-43

13.   We note you provide disclosures in Business related to various product lines. Please provide the disclosures contemplated by ASC 280-10-50-40.

Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-58

14. Please modify your 2017 consolidated tax rate adjustment (c), to use the statutory rate in effect during the period. Refer to Instruction 7 of Rule 11-02(b)(8) of Regulation S-X for guidance.

15. It is not clear how you determined the pro forma net loss per share for the year ended December 31, 2017. Please clarify or revise your calculation.

Note 3 – Pro forma adjustments, page F-60

16. We are unable to locate adjustments (c)-(f), described on page F-60, on your Unaudited Pro Forma Condensed Consolidated Statement of Operations depicted on page F-58. To the extent appropriate, please include the pro forma adjustments you describe.

17. We note your adjustment (c) on page F-60 contemplates an adjustment for the effects of new compensation arrangements for key executives. Please explain how this adjustment is directly attributable to the Pental Acquisition. It appears these compensation arrangements may be an extension of the acquisition transaction. Refer to Instruction 6 of Rule 11-02(b) of Regulation S-X.

18. Similarly, we note in your adjustments (d) and (e), it appears you are contemplating pro forma adjustments related to changes to share-based compensation programs and one-time bonuses paid to executives upon the closing of the Pental Acquisition. It again appears these proposed adjustments may be an extension of the Pental acquisition transaction and not directly attributable to the transaction itself. Please explain your basis for these proposed adjustments.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551- 3397 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction